Hennion & Walsh, Inc.
2001 Route 46, Waterview Plaza
Parsippany, New Jersey 07054

January 16, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Filing Desk

Re:	Smart Trust, NASDAQ International Dividend Achievers Index Trust, Series 1 (the “Fund”) (File No. 333-192486) (CIK# 1590587)

Ladies and Gentlemen:

Transmitted herewith on behalf of Hennion & Walsh, Inc., sponsor, depositor and principal underwriter of the Fund, is Amendment No. 2 to the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 (the “Act”) of units representing the ownership of interests in the Fund. The Registration Statement on Form S-6 relating to the Fund was initially filed with the Securities and Exchange Commission (the “Commission”) on November 22, 2013 and was amended on January 10, 2014.

The staff of the Commission requested that the registrant represent in writing that it will not use the staff’s comment process as a defense in any securities related litigation against it (i.e. a “Tandy” letter). These representations have been made under separate cover included in the Registration Statement.

In addition to Amendment No. 2 and the exhibits listed therein as being filed therewith, a memorandum reflecting changes from materials previously submitted is also submitted herewith. Additional changes in the Prospectus represent changes made to reflect certain corrections and minor alterations, the completion of various statements with information based on the securities deposited in the Fund and the dates of record, distribution and evaluation, together with a list of the deposited securities which will comprise the portfolio of the Fund, the Statement of Financial Condition and the Report of Independent Registered Public Accounting Firm. An effort has been made not only to indicate the changes by blacklining but also to list them in the memorandum setting forth changes.

The trust agreement was entered into today and Securities (as defined in the trust agreement) have been deposited with the trustee. In connection therewith, the trustee has provided in the name of Hennion & Walsh, Inc., documentation for units of fractional undivided interest in the Fund, which documentation is being retained by the trustee for delivery after the effectiveness of the Registration Statement.

We respectfully request that the Commission grant acceleration of the effectiveness of the Registration Statement so that the Registration Statement may become effective as early as practicable today.

We have appreciated the courtesy and cooperation of the members of the staff of the Commission. If you have any questions, please do not hesitate to contact Scott R. Anderson at (312) 845-3834 or Matthew W. Hoffman at (312) 845-3458.

Very truly yours,

Smart Trust, NASDAQ International Dividend Achievers Index Trust, Series 1

By: Hennion & Walsh, Inc.

By                 /s/ KEVIN D. MAHN

    Kevin D. Mahn

Authorized Signator

SRA/arr